FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

1 August 2014

DIRECTORATE CHANGE

Dr Marvin K T Cheung, an independent non-executive Director of HSBC Holdings plc (''HSBC''), has given notice of his resignation from the Board and the Group Audit Committee for personal reasons with immediate effect.

Dr Cheung was appointed to the HSBC Board on 1 February 2009 and has served as a member of the Group Audit Committee since 1 March 2010.

Commenting on Dr Cheung's resignation, HSBC Group Chairman Douglas Flint said: "Marvin Cheung will be sorely missed. Since joining the Board in 2009, he has brought great technical accounting and audit skills to the Board, as well as a deep understanding of Hong Kong and mainland China issues. On behalf of the Board, I would like to thank him for his contribution and wish him well for the future."

There are no matters relating to the resignation of Dr Cheung that need to be brought to the attention of the shareholders of HSBC.

For and on behalf of
HSBC Holdings plc
Ben J S Mathews
Group Company Secretary

Media enquiries to Brendan McNamara on +44 (0) 20 7991 0655 or at brendan.mcnamara@hsbc.com

Notes to editors:

1.	The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
D J Flint, S T Gulliver, K L Casey†, S A Catz†, L M L Cha†, Sir Jonathan Evans†, J Faber†, R A Fairhead†, R Fassbind†, W S H Laidlaw†, J P Lipsky†, J R Lomax†, I J Mackay, M M Moses, Sir Simon Robertson† and J Symonds†.

† Independent Non-Executive Director

2.	The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,300 offices in 75 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,758bn at 31 March 2014, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                Date: 01 August 2014